UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

 _____________________________________

Horizon Global Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

44052W104
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

_____________________________________

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons APSC Holdco II, L.P
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,822,724
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,822,724

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,822,724(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.9%(2)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1) Represents 2,822,724 shares of Common Stock held and acquirable in respect of (i) 1,597,000 shares of Common Stock and (ii) 1,225,724 warrants (“Warrants”) to purchase Common Stock, which are redeemable for Common Stock shares on a one-to-one basis and are redeemable at the option of the holder. See Item 4.

(2) Calculated based on (i) 27,286,647 shares of Common Stock outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 4, 2021 and (ii) 1,225,724 shares of Common Stock issuable upon conversion of the 1,225,724 Warrants beneficially owned.

13.	Names of Reporting Persons Atlantic Park Strategic Capital Parallel Master Fund, L.P.
14.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
15.	SEC Use Only
16.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	17.	Sole Voting Power 0
	18.	Shared Voting Power 2,822,724
	19.	Sole Dispositive Power 0
	20.	Shared Dispositive Power 2,822,724

21.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,822,724(1)
22.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
23.	Percent of Class Represented By Amount in Row (9) 9.9%(2)
24.	Type of Reporting Person (See Instructions) PN

Remarks:

(1) Represents 2,822,724 shares of Common Stock held and acquirable in respect of (i) 1,597,000 shares of Common Stock and (ii) 1,225,724 Warrants. See Item 4.

(2) Calculated based on (i) 27,286,647 shares of Common Stock outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 4, 2021 and (ii) 1,225,724 shares of Common Stock issuable upon conversion of the 1,225,724 Warrants beneficially owned.

1.	Names of Reporting Persons Iron Park Capital Partners, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,822,724
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,822,724

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,822,724(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.9%(2)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1) Represents 2,822,724 shares of Common Stock held and acquirable in respect of (i) 1,597,000 shares of Common Stock and (ii) 1,225,724 Warrants. See Item 4.

(2) Calculated based on (i) 27,286,647 shares of Common Stock outstanding as of November 1, 2021 as reported on the Issuer’s Form 10-Q, filed on November 4, 2021 and (ii) 1,225,724 shares of Common Stock issuable upon conversion of the 1,225,724 Warrants beneficially owned.

Item 1(a).	Name of Issuer

Horizon Global Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

47912 Halyard Drive, Suite 100

Plymouth, Michigan 48170

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	APSC Holdco II, L.P. (“APSC Holdco II”)

(ii)	Atlantic Park Strategic Capital Parallel Master Fund, L.P. (“Atlantic Park”)

(iii)	Iron Park Capital Partners, LP (“Iron Park”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

c/o Iron Park Capital Partners

527 Madison Avenue

25th Floor

New York, NY 10022

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01

Item 2(e).	CUSIP Number

44502W104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: See responses to Item 9 on each cover page.

(b)	Percent of Class: See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

APSC Holdco II directly holds 1,597,000 shares of Common Stock and 3,905,486 Warrants to acquire Common Stock (the “Covered Securities”), provided that such Warrants are subject to a conversion cap such that the portion of such Warrants that may be exercised at any time is limited to the amount which would result in the Reporting Person’s beneficial ownership being no more than 9.9% of the outstanding Common Stock (inclusive of shares issued in respect of such exercise). Atlantic Park is the sole beneficial owner of APSC Holdco II. Pursuant to an Investment Management Agreement, dated July 6, 2020, Atlantic Park and certain of its affiliates have delegated their voting and dispositive power over their direct and indirect investments (including the Covered Securities) to Iron Park and GASC APF, L.P. (“GASC APF”) and appointed each of them to jointly act as investment advisers. This Statement shall not be construed as an admission that any of the aforementioned entities or any Reporting Person is, for purposes of Section 13(d) or 13(g), beneficial owners of the reported securities. GASC APF will file a separate Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

APSC HOLDCO II, L.P.

By:	/s/ George Fan
Name:	George Fan
Title:	Authorized Signatory

ATLANTIC PARK STRATEGIC CAPITAL PARALLEL MASTER FUND, L.P. By: Atlantic Park Strategic Fund GP, L.P., its general partner By: Atlantic Park UGP, LLC, its general partner

By:	/s/ George Fan
Name:	George Fan
Title:	Authorized Signatory

IRON PARK CAPITAL PARTNERS, LP By: Iron Park Capital Partners, LLC, its general partner

By:	/s/ George Fan
Name:	George Fan
Title:	Authorized Signatory

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 12, 2021 and incorporated by reference

Exhibit B	Power of Attorney, dated as of February 12, 2021 and incorporated by reference